Exhibit 10.32

February 9, 2016
Steven A. Kriegsman
Chairman & CEO
CytRx Corporation
11726 San Vicente Blvd
Los Angeles, CA  90049

Dear Mr. Kriegsman,

        This letter (together with Exhibits A, and B, annexed hereto and made a part hereof, all of which taken together constitute this "Engagement Agreement" or "Agreement") confirms our complete understanding with respect to the retention of Alexander Capital, LP ("Alexander"), a registered broker/dealer as financial advisor to CytRx Corporation (the "Company").

   Upon the terms and subject to the conditions set forth hereinafter, the parties hereto agree as follows:
1.
Appointment.  The Company hereby retains Alexander, and Alexander hereby agrees to act as the Company's financial advisor and render financial advisory services as more specifically set forth in paragraph 2 below, effective as of the date hereof (the "Effective Date").

2.
Scope and Certain Conditions of Services.  Alexander will use its best efforts to furnish ongoing awareness and business advisory services (the "Services") as the Company may from time to time reasonably request. Services shall include, without limitation, the following:

•	Assistance with investor presentations such as, but not limited to, PowerPoint slide presentations, broker/dealer fact sheets, financial projections and budgets;
•	Sponsorship to capital conferences;
•	Identification and evaluation of financing transactions;
•	Identification and evaluation of acquisition and/or merger candidates;
•	Introduction to broker/dealers, analysts and potential investors in regions outside of the New York area;
•	Arranging meetings between CytRx management and broker/dealers, research analysts, and investment companies in coordination with the Company's management's travel schedule;
3.
Fees and Compensation.  In consideration for the Services, the Company shall pay to Alexander an advisory fee of twenty two thousand dollars ($22,000) per month (the "Monthly Advisory Fee").  The first Monthly Advisory Fee shall be paid to Alexander on the Effective Date and thereafter no later than the fifteenth (15th) day of each monthly anniversary of the Effective Date during the Term of this Agreement.  The Monthly Advisory Fee shall be earned and payable each month and may not be deferred by the Company unless the Company submits a written request to Alexander and Alexander approves such a request in writing.  The Monthly Advisory Fee shall be mailed to Alexander at the following address:

Alexander Capital, L.P.
Attn: Tom Sullivan
17 State Street, 5th Floor
New York, NY 10004
Phone: 646-787-8897
Fax: 212-687-5649

In addition to the Monthly Advisory Fee, there will be a non-cash fee of 500,000 non-callable, 5-year, cashless warrants of the Company ("Advisory Warrants") issuable to Alexander, or its designee.  The Advisory Warrants shall entitle the holder thereof to purchase CytRx public common stock at an exercise price of the stock price on the Effective Date.  The Advisory Warrants will vest on the following schedule:

Effective Date - 125,000
6 months from Effective Date - 62,500
12 months from Effective Date - 62,500
15 months from Effective Date - 62,500
18 months from Effective Date - 62,500
24 months from Effective Date - 125,000

The Advisory Warrants will be subject to standard anti-dilution clauses (stock-splits, etc).

4.
Term of Retention.  The term of retention shall expire 24 months from the Effective Date of this Agreement (the "Term"), but may be terminated by either party after 12 months with 30 days written notice.

5.
Sale or Change of Control.  In the event of a change of control or sale of substantially all assets of the Company ("Event"), the un-vested Advisory Warrants shall all become due and earned upon the Event.

6.
The Company will promptly notify Alexander in writing upon the filing of any registration statement or other periodic reporting documents filed pursuant to the rules and regulations of the Securities Act of 1933, as amended, or the Securities Act of 1934, as amended.

7.
The Company recognizes that Alexander now renders and may continue to render financial consulting, management, investment banking and other services to other companies that may or may not conduct business and activities similar to those of the Company.  Alexander shall be free to render such advice and other services and the Company hereby consents thereto.  Alexander shall not be required to devote its full time and attention to the performance of its duties under this Agreement, but shall devote sufficient time and attention as is reasonably necessary to fulfill its obligation hereunder.

8.
During the Term of this Agreement the Company covenants, promises and agrees that the Company shall immediately notify Alexander if it is the subject of any publicly disclosable material investigation or material litigation.

9.
Alexander shall be responsible for all out of pocket expenses, including without limitation acceptable travel and lodging, business entertainment, printing, legal, and mailing cost that Alexander may incur in performance of the Services under this Agreement; notwithstanding, Alexander may request written approval for a significant potential expenditure to which it cannot commit until approved by the Company.

10.
The Company acknowledges that Alexander has made no guarantees that its performance hereunder will achieve any particular result with respect to the Company's business, stock price, trading volume, market capitalization or otherwise.

11.	Should John Columbia no longer be affiliated with Alexander Capital, the Company has the right to immediately terminate this Agreement.

12.
Governing Law; Jurisdiction; Waiver of Jury Trial.  This Agreement (including all exhibits hereto) shall be governed by and construed in accordance with the laws of the State of California applicable to agreements made and to be fully performed therein, without regard to conflicts of law principles, as more specifically set forth in Exhibit B. The Company irrevocably submits to the exclusive jurisdiction of any State or Federal court sitting in Los Angeles County, California for the purpose of any suit, action or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated hereby, which is brought by or against the Company, and agrees that service of process in connection with any such suit, action or proceeding may be made upon the Company in accordance with Exhibit B hereof.  The parties hereby expressly waive all rights to trial by jury in any suit, action or proceeding arising under this Agreement.

13.	Amendments. This Agreement may not be modified or amended except in a writing duly executed by the parties hereto.
14.
Successors and Assigns.  The benefits of this Agreement shall inure to the parties hereto, their respective successors and assigns and to the indemnified parties hereunder and their respective successors and assigns, and the obligations and liabilities assumed in this Agreement shall be binding upon the parties hereto and their respective successors and assigns.  Notwithstanding anything contained herein to the contrary, neither Alexander nor the Company shall assign any of its obligations hereunder without the prior written consent of such other party.

15.
Counterparts.  For the convenience of the parties, this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument, but all of which, taken together, shall constitute one and the same agreement.  Facsimile signatures shall be deemed originals for all purposes hereunder.

16.
This Engagement Agreement constitutes the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and there are no agreements or understandings with respect hereto which are not contained in this Engagement Agreement.

If the foregoing correctly sets forth our understanding with respect to the subject matter hereto, please confirm the same by executing and returning to us the duplicate copy of this Engagement Agreement.

          Very truly yours,
          ALEXANDER CAPITAL, LP

CYTRX CORPORATION	ALEXANDER CAPITAL, LP

/s/ STEVEN A. KRIEGSMAN	/s/ JONATHAN GAZDAK
Steven A. Kriegsman	Jonathan Gazdak
Chairman and Chief Executive Officer	Head of Investment Banking

Agreed and Accepted
As of this 9th day of February 2016